

February 15, 2011

By U.S. Mail and facsimile to 011-562-671-6554

Gabriel Montoya
Chief Financial Officer
  c/o Robert Moreno Heimlich
Banco Santander Chile
Bandera 140, 19th Floor
Santiago, Chile

> **Re:** **Banco Santander Chile**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 001-14554**

Dear Mr. Montoya:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

f) Description of principal adjustments, page F-44

General

1. We note your response to comment 13 in your letter dated December 23, 2010. Please explain to us how your incurred loss model has consistently resulted in an allowance for loan losses that is higher than the allowance for loan loss that would have been calculated if you used the SBIF expected loss model. In your response, please quantify and

qualitatively explain the key differences between the two models that results in a higher allowance under your model.

2. We note your response to comment 13 in your letter dated December 23, 2010 and your disclosure on page 13 of your fourth quarter 2010 earnings report included in your Form 6-K filed on February 4, 2011 in which you discuss that your allowance for loan losses prepared in accordance with IFRS and included in U.S. Securities and Exchange Commission filings will be calculated differently than the allowance for loan losses reported to the SBIF. In future filings, please ensure that you identify and appropriately disclose all differences between your IFRS financial statements and those submitted to the SBIF. Also, in all future filings (Forms 6-K, 20-F, etc.) please have clear disclosure regarding the accounting model used to calculate the allowance for loan losses.

iii. Price-level restatement, page F-46

3. We note your response to comment 15 in your letter dated December 23, 2010. Please revise future filings to include the information included in your response explaining why you did not reverse the price-level restatement for paid-in-capital.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3437 with any questions.

Sincerely,

Michael Volley
Staff Accountant